Exhibit 1

PRESS RELEASE

Gentium Reports First Half 2012 Financial Results

•	Defibrotide usage increased 38% to EUR 11.35 million (USD 14.29 million) for the six-month period ended June 30, 2012 from EUR 8.23 million in the prior-year period
•	Product sales of EUR 13.68 million (USD 17.22 million) for the six-month period ended June 30, 2012, recording an increase of EUR 2.88 million or 27%
•	Non-GAAP adjusted EBITDA of EUR 1.86 million (USD 2.34 million) for the first half of 2012

VILLA GUARDIA (COMO), Italy, September 13, 2012 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the first half of 2012 and the second quarter ended June 30, 2012. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On June 30, 2012, EUR 1.00 = $1.259.

“We are pleased to report that Defibrotide usage in the six- and three-month periods ended June 30, 2012 increased by 38% and 47%, respectively, when compared to the six and three-month periods ended June 30, 2011. Defibrotide product sales for the three-month period ended June 30, 2012 amounted to EUR 6.42 million (USD 8.08 million), which is the highest of any quarter since the commencement of our cost recovery and named-patient programs. Additionally, we recorded a 30% increase in Defibrotide sales for the three-month period ended June 30, 2012 compared to the quarter ended March 31, 2012,” stated Salvatore Calabrese, Senior Vice President and Chief Financial Officer of Gentium S.p.A. “We also returned to profitability, with a net income of EUR 0.82 million for the second quarter ended June 30, 2012. We reiterate our previously reported 2012 product sales guidance of EUR 23-25 million”.

“Since the beginning of the year, we have entered into three regional distribution partnerships for Defibrotide with leading players, and we are pleased that the number of countries that have access to Defibrotide has increased,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “Our Marketing Authorization Application (MAA) for Defibrotide in Europe continues to progress and we will be presenting Oral Explanations to the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) on September 19th. Following this presentation, we can expect the CHMP to issue a final opinion in the fourth quarter of 2012. In the US, we maintain an ongoing dialogue and continue to work closely with the US Food and Drug Administration (FDA) in connection with the resubmission of our New Drug Application (NDA), which we expect to file in the first half of 2013.”

Conference Call with Management Today

As previously announced, Gentium will host a conference call today at 8:00 a.m. ET / 2:00 p.m. CET. To participate in the call, interested parties may dial 1 866 966 9439 (North America toll-free) or +44 (0) 1452 555 566 (international/toll) and use Conference ID 27676054. Participants must register ten minutes before the call is scheduled to begin. Individuals may also access the live webcast at http://www.gentium.com/investors/event-calendar.

The event will be archived for replay for 30 days. The replay can be accessed on the Company's website, http://www.gentium.com or by dialing 1 866 247 4222 (North America toll-free) or +44 (0) 1452 55 00 00 (international/toll) and using Conference ID 27676054#.

Company Developments in the first six-month period ended June 30, 2012:

•	Appointed Swedish Orphan Biovitrum AB as the exclusive distributor of Defibrotide in the Nordic and Baltic territories; appointed PharmaSwiss S.A., a division of Valeant Pharmaceuticals International, Inc. as the exclusive distributor of Defibrotide in a number of Central, Eastern and Southern European countries.
•	Published results of a Phase III Defibrotide trial for the prevention of veno-occlusive disease (VOD) in pediatric patients in the Lancet publication.
•	Hosted a symposium on Defibrotide at the Annual Meeting of the European Group for Blood and Marrow Transplantation in Geneva, Switzerland.

Financial Highlights

For the six-month period ended June 30, 2012, compared to the six-month period ended June 30, 2011:

•	Product sales were EUR 13.68 million compared to EUR 10.80 million, recording an increase of EUR 2.88 million or 27%.
•	Defibrotide net sales through the named-patient and cost recovery programs amounted to EUR 11.35 million compared to EUR 8.23 million, recording an increase of EUR 3.12 million or 38%. Sales of the Company's active pharmaceutical ingredients (API) amounted to EUR 2.33 million compared to EUR 2.56 million, a decrease of EUR 0.23 million or 9%.
•	Total revenues were EUR 14.17 million compared to EUR 12.77 million.
•	Operating costs and expenses were EUR 14.02 million compared to EUR 9.69 million. Research and development expenses, which are included in operating costs and expenses, were EUR 5.01 million compared to EUR 2.66 million.
•	Sales and marketing expenses, which are also included in operating costs and expenses were EUR 2.70 million compared to EUR 0.78 million.
•	Operating income was EUR 0.14 million compared to EUR 3.08 million.
•	Net income/(loss) was EUR (0.09) million compared to EUR 2.67 million.
•	Basic and diluted net income/(loss) per share was EUR (0.01) compared to a basic and diluted net income per share of EUR 0.18 and EUR 0.17, respectively.

For the second quarter ended June 30, 2012, as compared to the second quarter ended June 30, 2011:

•	Product sales were EUR 8.02 million compared to EUR 5.71 million, recording an increase of EUR 2.31 million or 40%. Defibrotide net sales through the named-patient and cost recovery programs were EUR 6.42 million compared to EUR 4.37 million, recording an increase of EUR 2.05 or 47%. Sales of the Company's API amounted to EUR 1.61 million compared to EUR 1.33 million, an increase of EUR 0.28 million or 21%.
•	Total revenues were EUR 8.51 million, compared with EUR 6.72 million.
•	Operating costs and expenses were EUR 7.72 million, compared with EUR 5.52 million. Research and development expenses, which are included in operating costs and expenses, were EUR 2.84 million, compared with EUR 1.43 million.
•	Sales and marketing expenses, which are also included in operating costs and expenses, were EUR 1.49 million compared to EUR 0.53 million
•	Operating income was EUR 0.79 million, compared with EUR 1.20 million.
•	Net income was EUR 0.82 million, compared with EUR 0.97 million.
•	Basic and diluted net income per share were EUR 0.05, compared to a basic and diluted net income per share of EUR 0.07 and EUR 0.06, respectively.

Cash and cash equivalents were EUR 10.32 million as of June 30, 2012 compared to EUR 9.99 million at December 31, 2011.

Operating Results

Product sales for the six-month period ended June 30, 2012 were EUR 13.68 million compared to EUR 10.80 million for the same period in 2011, an increase of EUR 2.88 million, or 27%. The variance was primarily due to the increased distribution of Defibrotide through the named-patient and cost recovery programs, which can be partially attributed to the entry into new partnerships for the distribution of Defibrotide on a named-patient basis, an increased awareness of Defibrotide, and a decrease in service fees associated with our named-patient program. For the six-month periods ended June 30, 2012 and 2011, sales from the named-patient and cost recovery programs amounted to EUR 11.35 million and EUR 8.23 million, respectively, representing an increase of EUR 3.12 million or 38%. Sales from the named-patient and cost recovery programs are net of EUR 1.35 million and EUR 1.30 million, respectively, in service fees.

API revenues were EUR 2.33 million for the six-month period ended June 30, 2012, as compared to EUR 2.56 million for the same period in 2011, representing a decrease of EUR 0.23 million or 9%. The decrease was primarily due to lower volumes of sales in the sulglicotide business which dropped from EUR 1.81 to EUR 1.16, partially offset by a slight increase of EUR 0.41 million in the urokinase and heparin businesses, respectively, largely attributable to volume.

Other revenues were EUR 0.49 million for the six-month period ended June 30, 2012 compared to EUR 1.97 million for the same period in 2011. Other revenues for the prior-year period included a ratable recognition of the up-front payment made by Sigma-Tau in 2010 in connection with the amendment of the existing license and supply agreement with the Company to include the prevention indication of Defibrotide in the Americas, which amounted to EUR 1.70 million (USD 2.33 million). The decrease was partially offset by an increase in activities, such as clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to EUR 0.44 million and EUR 0.25 million for the six-month periods ended June 30, 2012 and 2011, respectively.

Cost of goods sold was EUR 2.28 million for the six-month period ended June 30, 2012 compared to EUR 2.75 million for the same period in 2011. Cost of goods sold as a percentage of product sales was 17% for the six-month period ended June 30, 2012 compared to 25% for the same period in 2011. The percentage decrease is primarily due to a different composition of product mix with proportionately increased sales of Defibrotide, which represent 83% of the product sales compared to 76% for the prior-year period. Defibrotide sales through the named-patient and cost recovery programs have a higher margin compared to the sales of the Company’s APIs. Contributing to the variance was a release of API inventory allowance of EUR 0.63 million due to the sale of an API that was written-off in Q4/2011.

The Company incurred research and development expenses of EUR 5.01 million for the six-month period ended June 30, 2012 compared to EUR 2.66 million for the same period in 2011, an increase of EUR 2.35 million or 88%. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 is attributed to the engagement of contract research organizations and outside scientific, regulatory and quality consultants, travel and conference expenses and scientific advisory board meetings necessary to assist the Company in addressing issues raised by the FDA and supporting the Company through the EMA’s regulatory review process.

General and administrative expenses were EUR 3.43 million for the six-month period ended June 30, 2012 compared to EUR 2.97 million for the same period in 2011, an increase of EUR 0.46 million or 15%. The variance is primary due to higher legal and tax consultant expenses, personnel and recruiting costs, and an increase in corporate governance expenses and stock-based compensation costs.

Sales and marketing expenses were EUR 2.70 million for the six-month period ended June 30, 2012 compared to EUR 0.78 for the same period in 2011. Sales and marketing expenses relate to costs incurred in connection with the growth of the Company’s European commercial team, which primarily occurred in the second half of 2011. Therefore, sales and marketing expenses for the six-month period ended June 30, 2012 account for expenses related to new commercial team appointments that the Company did not have in the prior-year period. Sales and marketing expenses refer mainly to payroll and payroll related costs, health economic and marketing analysis, travel and conference expenses and stock based-compensation costs.

Net income/(loss) was (EUR 0.09) million for the six-month period ended June 30, 2012 compared to a net income of EUR 2.67 million for the same period in 2011. The difference was mainly due to an increase in the volume of Defibrotide sold through the named-patient and cost recovery programs, offset by a decrease in our API sales and other income and revenues mainly attributable to the termination of the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of our existing license and supply agreement. Also contributing to the variance was a decrease in cost of goods sold as percentage of sales, offset by an increase in research and development expenses and sales and marketing costs associated with building out a commercial team, which the Company did not have in the six-month period ended June 30, 2011.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the EMA both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statement." that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward looking statements. Specifically, the risks and uncertainties that could affect the development of Defibrotide include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, and with Defibrotide in particular, including, without limitation, the potential failure of Defibrotide to prove safe and effective for treatment and prevention of hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation, that Gentium may not receive an opinion regarding approval of Defibrotide from the CHMP in the third quarter of 2012, that the CHMP may request additional information from Gentium regarding Defibrotide, that Gentium may not receive a positive opinion from the CHMP, and the risk factors listed or described from time to time in Gentium's filings with the Securities and Exchange Commission including, without limitation, Gentium's most recent filings on Forms 20-F.